UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku
Tokyo, 104-0028, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release

On December 4, 2023, Pixie Dust Technologies, Inc. (the “Company”) issued a press release announcing that it will exhibit at the Eureka Part Japan Pavilion at CES 2024, which will be held in Las Vegas, USA from January 9 to 12, 2024. In addition to attending the CES 2024, the Company’s transparent sound-absorbing panel iwasemi™ RC-α will be receiving the coveted Innovation Award, which is given to products that are recognized as leaders in the “Home Appliances” category.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated December 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2023	Pixie Dust Technologies, Inc.

	By:	/s/ Yoichi Ochiai
Name: Yoichi Ochiai
Title: Chief Executive Officer

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